SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Material published in relation with France Telecom’s second quarter 2003 revenues.

Investor Relations Department—29/07/03

FRANCE TELECOM REVENUES Q2, 2003

In bn of euros	2002					2003
	Q1	Q2	Q3	Q4	FY	Q1	Q2	% of change Q2/Q2
								Historical	pro forma

1—ORANGE
Orange France	1.689	1.714	1.870	1.904	7.177	1.776	1.838	7.2%	7.2%
Orange UK	1.409	1.458	1.543	1.536	5.946	1.426	1.419	-2.7%	8.6%
Rest of World	0.752	0.810	0.988	0.987	3.537	0.976	1.011	24.8%	19.1%
Total Orange revenues	3.850	3.982	4.401	4.427	16.660	4.178	4.268	7.2%	10.3%

2—WANADOO
Access, portals and e-commerce	0.215	0.239	0.265	0.344	1.063	0.358	0.386	61.5%	50.8%
Directories	0.160	0.238	0.233	0.241	0.872	0.174	0.244	2.5%	2.5%
Total Wanadoo revenues	0.375	0.477	0.498	0.585	1.935	0.532	0.630	32.1%	27.5%
Of which domestic revenues	0.294	0.381	0.397	0.451	1.523	0.381	0.477	25.2%	24.2%
Of which revenues out of France	0.081	0.096	0.101	0.134	0.412	0.151	0.153	59.4%	39.1%

3—FIXED LINE VOICE AND DATA SERVICES IN FRANCE
3.1 Fixed line telephony services	3.536	3.419	3.359	3.420	13.734	3.366	3.352	-2.0%	-2.0%
Subscription fees	1.333	1.339	1.362	1.385	5.419	1.382	1.373	2.5%	2.5%
Calling services	1.464	1.376	1.294	1.338	5.472	1.346	1.316	-4.4%	-4.4%
On Line Services and Internet access	0.220	0.199	0.196	0.212	0.827	0.211	0.216	8.5%	8.5%
Payphones and calling cards	0.135	0.145	0.153	0.137	0.570	0.101	0.120	-17.2%	-17.2%
Carriers services	0.384	0.360	0.354	0.348	1.446	0.326	0.327	-9.2%	-9.2%
3.2 Corporate services	0.738	0.748	0.753	0.772	3.011	0.780	0.764	2.1%	2.0%
Corporate networks	0.654	0.656	0.678	0.680	2.668	0.705	0.699	6.6%	6.4%
Other corporate services	0.084	0.092	0.075	0.092	0.343	0.075	0.065	-29.3%	-29.3%
3.3 Broadcasting and cable television services	0.267	0.265	0.269	0.256	1.057	0.096	0.104	-60.8%	4.0%
Domestic broadcasting services	0.224	0.220	0.224	0.210	0.878	0.056	0.063	-71.4%	5.0%
Domestic cable television services	0.043	0.045	0.045	0.046	0.179	0.040	0.041	-8.9%	2.5%
3.4 Other revenues	0.225	0.210	0.225	0.241	0.901	0.211	0.204	-2.9%	-4.2%
Equipment sales & rentals	0.161	0.140	0.152	0.166	0.619	0.142	0.135	-3.6%	-3.6%
Other products	0.064	0.070	0.073	0.075	0.282	0.069	0.069	-1.4%	-5.5%
Total fixed line voice and data services in France	4.766	4.642	4.606	4.689	18.703	4.453	4.424	-4.7%	-1.3

4—INTERNATIONAL VOICE AND DATA SERVICES
Equant	0.775	0.716	0.661	0.690	2.842	0.600	0.577	-19.4%	-0.5%
Fixed line telephony	0.348	1.374	1.273	1.307	4.302	1.178	1.142	-16.9%	-3.1%
Mobile services, excluding Orange	0.232	0.432	0.298	0.233	1.195	0.242	0.266	-38.4%	37.1%
Broadcasting and cable television services	0.112	0.114	0.109	0.110	0.445	0.072	0.051	-55.3%	2.0%
Other revenues	0.146	0.131	0.125	0.146	0.548	0.121	0.118	-9.9%	-16.9%
Total international voice and data services	1.613	2.767	2.466	2.486	9.332	2.213	2.154	-22.2%	0.5%
TOTAL CONSOLIDATED REVENUES	10.604	11.868	11.971	12.187	46.630	11.376	11.476	-3.3%	4.4%
Of which domestic revenues	6.749	6.737	6.873	7.044	27.403	6.610	6.739	0.0%	2.4%
Of which revenues out of France	3.855	5.131	5.098	5.143	19.227	4.766	4.737	-7.7%	7.4%

Impact on Q2 2003 revenues from Main acquisitions & divestitures

Impact of Acquisitions	in billion of euros
Total	0.050
Eresmas (Spain)	0.036

Impact of Divestitures	in billion of euros
Total	0.340
TDF (mainly France)	0.187
Casema (The Netherlands)	0.054

Direction des Relations avec les Investisseurs—29/04/2003

FRANCE TELECOM TRAFFIC IN FRANCE Q2, 2003

Phone Traffic by revenues items

	2002						2003		% change
in billion of minutes	Q1	Q2	H1	Q3	Q4	FY	Q1	Q2	Q2/Q2
Calling services	27.6	25.1	52.7	23.5	26.4	102.6	26.7	24.6	-2.1
Of which Domestic calls	26.8	24.4	51.2	22.7	25.6	99.5	25.9	23.8	-2.2
Of which International outgoing traffic	0.7	0.7	1.4	0.7	0.7	3.0	0.8	0.8	1.6

On line services & Internet access (1)	6.5	6.3	12.8	5.9	6.7	25.4	6.6	6.3	0.8

Payphones and prepaid cards	0.7	0.7	1.4	0.7	0.6	2.6	0.5	0.6	-15.8

Carriers services	18.4	18.5	36.9	17.4	20.2	74.5	20.4	20.5	10.4

Of which Domestic interconnection (2)	17.5	17.6	35.1	16.4	19.2	70.7	19.5	19.5	10.9
Of which Incoming international traffic	0.9	1.0	1.9	1.0	0.9	3.8	0.9	1.0	0.6

FIXED TELEPHONY TRAFFIC (3)	53.2	50.6	103.8	47.5	53.8	205.1	54.3	51.9	2.7

Mobile outgoing traffic	4.9	5.1	10.0	5.3	5.7	20.9	5.8	6.1	19.3

TOTAL TRAFFIC (3)	58.1	55.7	113.8	52.8	59.5	226.0	60.1	58.0	4.2

(1) : Audiotel, Teletel, Wanadoo access

(2) : including Internet access via interconnection

(3) : excluding ADSL Internet access

FRANCE TELECOM TRAFFIC (1)	40.5	38.2	78.7	36.4	40.2	155.3	40.6	38.5	1.1

(1) : Excluding Domestic interconnection traffic

Phone Traffic by usage

	2002						2003		% change
in billion of minutes	Q1	Q2	H1	Q3	Q4	FY	Q1	Q2	Q2/Q2
Mobile traffic (incoming and outgoing)	6.7	7.0	13.7	7.3	7.7	28.7	7.8	8.2	16.4
Internet traffic (1)	16.4	15.9	32.3	15.2	18.8	66.3	19.3	18.5	16.3
Traditional Usages	24.9	22.5	47.4	20.7	22.4	90.5	22.1	20.7	-7.9

(1) : Internet traffic narrowband access includes the traffics of most ISPs (of which Wanadoo) except ADSL access

ADSL

	2002						2003		% change
	Q1	Q2	H1	Q3	Q4	FY	Q1	Q2	Q2/Q2
ADSL traffic (1)—(estimated)	13.8	20.4	34.2	23.5	35.1	92.8	49.6	60.5	196.6

(1) : Internet traffic broadband access, in billion of minutes

Direction des Relations avec les Investisseurs—29/07/03

TOTAL SUBSCRIBERS IN CONTROLLED SUBSIDIARIES H1, 2003

France	Enterprise subs (‘000)			Controlled subs (‘000)
	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
mobile	18 625	19 368	4%	19 368
fixed	34 113	33 965	0%	33 965
Internet	3 416	4 230	24%	4 230
cable	848	841	-1%	841

Total France	57 001	58 403	2%	58 403

Europe (excluding France)	Enterprise subs (‘000)			Controlled subs (‘000)
	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
mobile	25 236	28 045	11%	28 045
fixed	13 376	14 142	6%	14 142
Internet	4 859	6 229	28%	6 229
cable	1 361	—	na	—

Total Europe (excl. France)	44 832	48 416	8%	48 416

World (excluding Europe)	Enterprise subs (‘000)			Controlled subs (‘000)
	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
mobile	4 702	5 628	20%	4 530
fixed	2 188	2 148	-2%	1 571
Internet	104	118	13%	85
cable	—	—	—	—

Total World (excluding Europe)	6 995	7 893	13%	6 186

Total	Enterprise subs (‘000)			Controlled subs (‘000)
	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
Total Europe (including France)	101 834	106 819	5%	106 819

Total World (excluding France)	51 827	56 309	9%	54 601

Total World (including France)	108 828	114 712	5%	113 004

Direction des Relations avec les Investisseurs—29/07/03

TOTAL MOBILE SUBSCRIBERS H1, 2003

	1—Consolidated companies

	Europe		Interest (%)	Enterprise subs (‘000)			Controlled subs (‘000)
	Country	Company/brand	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
1	France	Orange France	100.0%	18 625	19 368	4%	19 368
2	Belgium	Mobistar(1)	50.8%	2 611	2 418	-7%	2 418
3	Denmark	Orange Denmark(1)	67.2%	585	546	-7%	546
4	Moldava	Voxtel(6)	53.3%	149	238	60%	238
5	Netherlands	Orange Nederland NV(1)	100.0%	1 146	1 057	-8%	1 057
6	Poland	Centertel	56.4%	3 562	5 083	43%	5 083
7	Romania	Orange Romania	67.8%	1 857	2 590	39%	2 590
8	Slovakia	Orange Slovensko	63.9%	1 536	1 852	21%	1 852
9	Switzerland	Orange Switzerland	100.0%	988	1 003	2%	1 003
10	UK	Orange UK	100.0%	12 802	13 258	4%	13 258
	Total Europe (excl. France)			25 236	28 045	11%	28 045
	Total Europe (incl. France)			43 861	47 413	8%	47 413
	of which Orange Europe			40 150	42 092	5%	42 092

	World (excluding Europe)		Interest (%)	Enterprise subs (‘000)			Controlled subs (‘000)
	Country	Company/brand	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
11	Botswana	Orange Bostwana	51.0%	95	156	64%	156
12	Cameroon	Orange Cameroon	70.0%	263	385	46%	385
13	Ivory Coast	Orange Ivory Coast	85.0%	427	587	37%	587
—	Lebanon	Cellis(7)	67.0%	385		na	—
14	Madagascar	Orange Madagascar	33.6%	116	102	-12%	102
15	Rep Dominicana	Orange Dominicana	86.0%	347	474	36%	474
16	Salvador	CTE Personal	26.0%	165	152	-8%	152
17	Senegal	Sonatel Mobiles	42.3%	387	515	33%	515
18	Mali	Ikatel	37.0%		95	na	95
19	Egypt	ECMS (MobiNil)(3)	51.0%	2 108	2 562	22%	1 826
20	Jordan	MobileCom(4)	35.2%	200	321	60%	128
21	Mauritius Islands	CellPlus(4)	40.0%	209	280	34%	112
	Total World (excluding Europe)			4 702	5 628	20%	4 530
	of which Orange World (excluding Europe)			1 248	4 265	242%	3 528
	Total			Enterprise subs (‘000)			Controlled subs (‘000)
				at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
	Total World (excl. France)			29 939	33 672	12%	32 575
	Total World (incl. France)			48 563	53 040	9%	51 943
	of which Orange			41 398	46 357	12%	45 620
	2—Other assets

			Interest (%)	Enterprise subs (‘000)			Equity subs (‘000)
	Country	Company/brand	at 06/30/03	at 06/30/02	at 06/30/0	3H1/H1 (%)	at 06/30/03
22	Austria	Orange Austria(5)	17.5%	1 296	1 372	6%	239
23	India	BPL Mobile(6)	26.0%	430	723	68%	188
24	Italy	Wind(5)	26.6%	7 753	8 945	15%	2 377
25	Portugal	Optimus(5)	20.2%	1 963	1 506	-23%	304
26	Thailand	TA Orange	49.0%	421	1 626	286%	797
27	Argentina	Telecom Personal(2)	14.0%	2 159	2 248	4%	314
28	Paraguay	Nucleo(2)	9.4%	547	516	-6%	49
	Total World			14 568	16 936	16%	4 268
	of which Orange			11 863	14 172	19%	3 905

(1): these companies have moved from reporting the total base to reporting the active base in August 2002

(2): company consolidated on a proportionately basis (50%) until 21/12/01 then through the equity method

(3): company consolidated on a proportionately basis (71.25% as of 01/01/01; 46.1% previously), inclus dans le périmètre Orange depuis le 01/07/2002

(4): company consolidated on a proportionately basis (40%)

(5): figure for the previous month, for 06/30/2003

(6): estimate for 06/30/2003

(7): Mobile Network in Lebanon has been transfered to the Lebanese State in September 2002

Orange is also present in Lichtenstein and Luxembourg.

: Orange direct interest (%)

Direction des Relations avec les Investisseurs—29/07/03

TOTAL FIXED TELEPHONY LINES H1, 2003

	1—Consolidated companies

	Europe

			Interest (%)	Enterprise lines (‘000)			Controlled lines (‘000)

	Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
1	France	France Telecom	100.0%	34 113	33 965	0%	33 965
	Of wich ADSL customers			730	2 110	189%	2 110
2	Belgium	Mobistar(3)	50.8%	238	241	1%	241
3	Denmark	Orange Denmark(3)	67.2%	45	33	-25%	33
4	Poland	TPSA	33.9%	10 513	10 948	4%	10 948
5	Spain	Uni 2	100.0%	2 465	2 775	13%	2 775
	Spain	Catalana	75.0%	114	145	27%	145
	Total Europe (excl. France)			13 376	14 142	6%	14 142
	Total Europe (incl. France)			47 489	48 106	1%	48 106

	Rest of the world

			Interest (%)	Enterprise lines (‘000)			Controlled lines (‘000)

	Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
6	Ivory Coast	CI-Telcom	45.9%	327	332	2%	332
7	Salvador	CTE	26.0%	611	619	1%	619
8	Guatemala	Cablenet	20.8%		14na		14
9	Senegal	Sonatel	42.3%	236	221	-6%	221
10	Jordan	Jordan Telecom(2)	35.2%	699	626	-11%	250
11	Mauritius Islands	Mauritius Telecom(2)	40.0%	315	336	7%	135
	Total ROW			2 188	2 148	-2%	1 571

	Total

				Enterprise lines (‘000)			Controlled lines (‘000)

				at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
	Total World (excl. France)			15 564	16 290	5%	15 712
	Total World (incl. France)			49 677	50 254	1%	49 677

	2—Affiliates

			Interest (%)	Enterprise lines (‘000)			Equity lines (‘000)

	Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
12	Italy	Wind(4)	26.6%	7 214	7 354	2%	1 954
13	Portugal	Novis	43.3%	143	141	-1%	61
14	Argentina	Telecom Argentina(1)	14.0%	3 329	3 288	-1%	459
15	Tahiti	Tahiti Nui Telecom	34.0%		54na		18
	Total World			10 686	10 837	1%	2 493

(1): company consolidated on a proportionately basis (50%) until 21/12/01 then through the equity method

(2): company consolidated on a proportionately basis (40%)

(3): estimate for 06/30/2003

(4): figure for the previous month, for 06/30/2003 these figures do not include the lines of companies that are not fully consolidated or affiliated (NTL,..)

Direction des Relations avec les Investisseurs—29/07/03

TOTAL INTERNET SUBSCRIBERS H1, 2003

	1—Consolidated companies

	Europe

			Interest (%)	Enterprise subs (‘000)			Controlled subs (‘000)

	Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
1	France	Wanadoo	100.0%	3 416	4 230	24%	4 230
—	Belgium	Wanadoo(1)	100.0%	112		na	—
2	Denmark	Orange Denmark(1)(4)	67.2%	59	49	-17%	49
3	Netherlands	Wanadoo Nederland(1)	100.0%	312	476	53%	476
4	Poland	TP Internet(1)	33.9%	1 394	1 609	15%	1 609
5	Spain	Wanadoo Espãna + eresMas(1)	100.0%	488	1 454	198%	1 454
	Spain	UNI 2	100.0%		2	na	2
6	UK	Freeserve(1)	100.0%	2 494	2 639	6%	2 639
	Total Europe (excl. France)			4 859	6 229	28%	6 229
	Total Europe (incl. France)			8 275	10 459	26%	10 459
	of which Wanadoo			6 822	8 799		8 799

	Rest of the world

			Interest (%)	Enterprise subs (‘000)			Controlled subs (‘000)

	Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
7	Ivory Coast	CI-Telcom	45.9%	8	4	-52%	4
8	Morocco	Maroc Connect(1)	100.0%	10	9	-12%	9
9	Salvador	CTE	26.0%	33	41	27%	41
10	Senegal	Sonatel	42.3%	8	9	9%	9
11	Mauritius Islands	Mauritius Telecom(3)	40.0%	46	55	19%	22
	Total World (excluding Europe)			104	118	13%	85

	Total

				Enterprise subs (‘000)			Controlled subs (‘000)

				at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
	Total World (excl. France)			4 964	6 347	28%	6 314
	Total World (incl. France)			8 380	10 576	26%	10 544
	of which Wanadoo			6 831	8 807		8 807

	2—Affiliates

			Interest (%)	Enterprise subs (‘000)			Equity subs (‘000)

	Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
12	Italy	Wind(4)	26.6%	10 700	13 200	23%	3 507
13	Portugal	Clix	43.3%	233	206	-11%	89
14	Argentina	Telecom Internet(2)	14.0%	183	185	1%	26
	Total World			11 116	13 591na		3 622

(1): active clients (access to the Internet at least once in the past 30 days for Wanadoo and Freeserve; the number of registered users is higher

(2): company consolidated on a proportionately basis (50%) jusqu’au 12/21/2001, puis mise en équivalence

(3): company consolidated on a proportionately basis (40%)

(4): estimate for 06/30/2003 these figures do not include the subscribers of companies that are not fully consolidated or affiliated

: Wanadoo direct interest (%)

Direction des Relations avec les Investisseurs—29/07/03

TOTAL CABLE SUBSCRIBERS H1, 2003

Europe			709 069

		Interest (%)	Enterprise subs (‘000)			Controlled subs (‘000)
Country	Company	at 06/30/03	at 06/30/02	at 06/30/03	H1/H1 (%)	at 06/30/03
France	FTC	100.0%	848	841	-1%	841
Netherlands	Casema	86.0%	1 361		na	—
Total Europe (incl. France)			2 209	841	-62%	841

(*)	: these figures do not include the subscribers of companies that are not fully consolidated or affiliated (NTL,...)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 29, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information